MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

July 28, 2006

Mr. H. Roger Schwall
Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Southern Copper Corporation
Form 10-K Amendment No.1 for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
File No. 001-14066

Dear Mr. Schwall:

On behalf of our client Southern Copper Corporation (“SCC”), we submit this letter the purpose of which is to present SCC’s responses to your letter dated June 2, 2006 relating to the above-referenced filing.  To assist you in reviewing SCC’s responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

Engineering Comments

General

1.                                       For the property(s), please provide the disclosures as required by Item 102 of regulation S-K. In particular, provide:

•                  The location and means of access to the property(s).

•                  A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  Provide a description of major equipment and other infrastructure facilities.

•                  The current state of exploration of the property(s).

•                  The source of power and water that can be utilized at the property(s).

See Instruction 1 to that item.

SCC has informed us that at this time, they have organized their engineering team in Peru and Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to  respond to this comment by making appropriate modifications to their 2005 Annual Report on Form 10-K (the “2005 Form 10-K”) by the end of August.

2.                                       Insert a small-scale map showing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Please note the index maps included with the filing do illustrate the mine and processing facility locations with regard to national boundaries. The SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. Maps and drawings should include:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•                  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•                  A north arrow.

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•                  A title of the map or drawing, and the date on which it was drawn.

•                  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

SCC has informed us that at this time, they are preparing the requested maps and using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

Peruvian Operations - Caione and Toquepala page 11

3.               Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition, please include the total tonnage mined, the leach material mined tonnage & grade, and the estimated leach recovery as you do for your reserve statements. Please clarify whether the copper and molybdenum grades are total copper or sulfide copper, total molybdenum or molybdenum disulfide values. You state the mill feed cutoff made is defined as greater than 0.40% copper (sulfide or oxide). However the status of material between 0.25% and 0.40% TCu is not specified. Is it stockpiled and leached? If so, what is the cutoff grade? In addition, please disclose your sources of water?

SCC has informed us that at this time, they have organized their engineering team in Peru and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

Peruvian Operations - Processing Facilities - Ilo, page 12

4.               Please add the amounts of concentrate smelted, sulfuric acid produced, anode sales quantity and average anode price received. Also include the average price received for gold, silver, selenium, and sulfuric acid. This information may be placed in a table for ease of viewing. In addition please provide a map of the Peruvian operations showing the facility locations, roads, railroads, and port facilities.

SCC has informed us that at this time, they have organized their engineering team in Peru and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

Mexican Open Pit Unit - Cananca and La Caridad, page 13

5.               Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition, please include the total tonnage mined, the leach material mined tonnage & grade, and the leach recovery as you do for your reserve statements. Please clarify whether the copper and molybdenum grades are copper or total copper values, molybdenum or molybdenum disulfide values and state your molybdenum recoveries. You state the mill feed grade is greater than 0.38% copper at Cananea and 0.30 % copper at La Caridad. However the material between 0.15% and 0.25% at Cananea and the material between 0.15% and 0.25% at La Caridad is leached. Please state the status of the material between these two cutoff grades. Is this material stockpiled and leached? If so, what are the respective cutoff grades? Describe is your sources of water and power?

SCC has informed us that at this time, they have organized their engineering team in Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

Mexican Open Pit Unit - Processing Facilities - La Caridad, Dare 15

6.               Please add the amounts of concentrate sales & price received, anode sales and price received and the average rod sale price or premium. In addition include the anode blister copper grade and average smelter recovery. Also please include the average price received for gold, silver, and sulfuric acid. This information may be placed in a table for ease of viewing. Please provide a map of the Mexican open pit operations showing the facility locations, roads, and railroads.

SCC has informed us that at this time, they have organized their engineering team in Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

Mexican IMMSA Unit, page 16

7.               Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition include the ore grades for copper, zinc, and lead, as these are your principal salable products. Please include the mill metallurgical recoveries for copper, lead, and zinc. Please state the copper, lead, and zinc concentrate tonnages produced and the average grade. Please provide the average sales price for the lead concentrate sold. Please note for the purposes of these tables, summarize the mines providing feed material to each concentrator.

SCC has informed us that at this time, they have organized their engineering team in Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comments by making appropriate modifications to the 2005 Form 10-K by the end of August.

Mexican IMMSA Unit - Processing facilities - San Luis Potosi, page 18

8.               Please provide a three year table of the copper concentrates smelted. In addition include the anode blister copper grades and average copper smelter recoveries. Please state where these modes are further refined or sold. Please state the zinc concentrate tonnage treated in the zinc refinery, the average price received for arsenic trioxide, cadmium, silver, gold, and sulfuric acid. Please provide a three-year table of the Nueva Rosita coal mined, average BTU content, average percent sulfur, the clean coal produced, and tonnage coke produced. All this information may be placed in a table for ease of viewing. Please state your water sources.  Please provide a map of the Mexican IMMSA operations showing the facility locations, roads, and railroads.

SCC has informed us that at this time, they have organized their engineering team in Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comments by making appropriate modifications to the 2005 Form 10-K by the end of August.

Mexico - El Arco page 20

9.               Please remove the reference to ore as in sulfide ore. Ore implies this material has demonstrated economic viability.

SCC has informed us that they intend to make this change in the Amendment to the 2005 Form 10-K filed in response to this comment letter by the end of August.

Mexico - Angangueo page 20

10.         Please remove the reference to ore as in million tons of ore. Ore implies this material has demonstrated economic viability.

SCC has informed us that they intend to make this change in the Amendment to the 2005 Form 10-K filed in response to this comment letter by the end of August.

Mexico - Buenavista page 20

11.         Please move the reference to ore as in million tons of ore. Ore implies this material has demonstrated economic viability.

SCC has informed us that they intend to make this change in the Amendment to the 2005 Form 10-K filed in response to this comment letter by the end of August.

Available Information, Dane 25

12.         Please change the address for the SEC’s public reading room to 100 F Street, Washington, D.C. 20549.

SCC has informed us that they intend to make this change in the Amendment to the 2005 Form 10-K filed in response to this comment letter by the end of August.

Copper & Molybdenum reserves by Site. page 42

13.         Please clearly state these are proven & probable reserves and define the criteria for this distinction as compared to mineralized material.

SCC has informed us that they intend to make this change in the Amendment to the 2005 Form 10-K filed in response to this comment letter by the end of August.

14.         Please provide the lead and zinc reserve tonnages and grades for the IMMSA Unit. Explain how the IMMSA copper reserves increase when the copper price is reduced from USD$1.261 to 90 cents.

SCC has informed us that at this time, they have organized their engineering team in Mexico and those individuals are gathering the requested information.  SCC has informed us that they are using their best efforts to respond to this comment by making appropriate modifications to the 2005 Form 10-K by the end of August.

SCC has informed us they intend to include a statement to the effect requested in the closing comments in your letter of June 2, 2006 with the filing.

SCC continues to work to address your comments and has informed us that they intend to complete their responses to you promptly.

Very truly yours,

/s/ Michael L. Fitzgerald

cc:	Southern Copper Corporation